

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 22, 2016

Heath D. Linsky, Esq.
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, NE
Atlanta, GA 30326

Re:     NexPoint Latin American Opportunities  Fund
        Registration Statement on Form N-2
        File Nos.: 333-210386 and 811-23153

Dear Mr. Linksy:

        NexPoint Latin American Opportunities Fund (the "Fund") filed a draft shelf registration statement on March 24, 2016 (the "Registration Statement"), for the purpose of registering 2,356,268 common shares (Class A, Class C and Class Z) of the Fund.  Based on our review of the Registration Statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its Registration Statement. Please note, however, that the comments we give in one section are  applicable to other sections of the Registration Statement that contain similar disclosure, unless  otherwise indicated.

**General**

1.  We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this  letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2.  Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

3.  Please confirm that the Fund does not intend to issue preferred stock, convertible or debt securities in the 12 months following effectiveness of the Registration Statement.

4.  With respect to the Fund's exemptive relief order permitting the Fund to issue multiple classes of shares and impose asset distribution fees and early withdrawal charges, please confirm that Highland Capital Management, L.P. controls NexPoint Advisors, L.P., or that

both advisory entities are under common control, and explain in your response the basis for the control relationship.

## Cover Page

5. Various sections of the Registration Statement state that many of the debt investments that the Fund will invest in may not be rated (See page 20 of the Prospectus) and that certain investment products are generally "below investment grade quality." To the extent that investing in "junk securities" is considered to be part of the Fund's principal investment strategy, the disclosures on the Cover Page and in the Summary Prospectus should disclose this fact and highlight the speculative nature of such investments, including by explicitly stating that the Fund's investments are commonly referred to as "junk securities."

   The "Investment Strategy" section on the Cover Page should also disclose that the Fund intends to use various derivative instruments in order to obtain exposure to Latin American Securities, both for hedging and speculative purposes. See also Comment 12 below. If applicable, the Fund must disclose that certain derivative positions may be used for purposes of compliance with its 80% Policy if such investments have "economic characteristics similar" to a direct investment in Latin American Securities. Please explain how the Fund proposes to treat derivative instruments for the purposes of calculating the 80% test under Rule 35d-1, specifically whether the Fund proposes to use the notional size of any particular derivative positions in its calculations. We may have additional comments.

6. The "Use of Leverage" sub-section mentions that the Fund may use one or more wholly-owned and managed REITs. Please provide details regarding such vehicles' proposed jurisdiction(s) of organization and corporate form. With respect to the use of such REITs, please confirm that:

   a. that the Fund will comply with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with each private REIT subsidiary.

   b. that each investment adviser to a REIT subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between a REIT subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and a REIT subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund's and the REIT subsidiary's investment advisory agreements may be combined.

   c. that each REIT Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of each REIT subsidiary.

d. that the financial statements of each REIT subsidiary will be consolidated with those of the Fund.

e. any management fee (including any performance fee) payable to the advisor of a REIT subsidiary will be included in "Management Fees" and the expenses of each REIT subsidiary will be included in "Other Expenses" in the Fund's prospectus fee table.

Please explain how such REIT subsidiaries intend to comply with certain requirements under the Internal Revenue Code: that an entity taxed as a REIT for U.S. federal income tax purposes must be beneficially owned by 100 or more persons, and that not more than 50% of its ownership may be held by five or fewer individuals. We may have additional comments.

7. In the last bullet point on the Cover Page, disclose that the Fund's distributions may constitute a return of capital. Please include a clarification that a return of capital to shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. Explain that, as a result from such reduction in tax basis, shareholders may be subject to tax in connection with the sale of Fund shares, even if such shares were sold at a loss to the shareholder's original investment. Please make consistent revisions to all other relevant sections of the Registration Statement.

Please also add a statement that a significant part of the Fund's distributions may come as a result of reimbursement of certain expenses, including through waiver of advisory fees that will be subject to recoupment. Please explain whether the Expense Limitation Agreement is intended to limit return of capital for GAAP and/or tax purposes. Please provide the agreement for review.

## Prospectus Summary

Page 1

8. With respect to the Fund's investment in issuers from Latin America, the disclosure explains that "Latin America includes, but is not limited to, the regions of Central and South America, such as: Argentina, Brazil, Chile, Colombia, Ecuador, Guatemala, Mexico, Peru, Panama and Venezuela." Does the Fund intend to invest in issuers from the Spanish speaking islands of the Caribbean? Does that include Puerto Rico? Please include a precise definition of the term instead of listing a partial list of countries in which the Fund may invest. You may, however, disclose a list of countries that will be the focus of the Fund's strategy.

9. Please add disclosure to explain how investing in subsidiaries of U.S. companies conforms to the requirement that Fund investments be "tied economically" to Latin America. Please clarify what factors will be considered by the Adviser to make that determination, such as for example, whether there is any requirement that such subsidiaries derive a majority of their revenues from operations in Latin America, or that the majority of their assets are in the region.

Page 2

10. The disclosure states that 20% of the Fund's investments may be allocated in "alternative strategies," including "convertible hedging." The term "convertible hedging" is not explained anywhere in the Registration Statement. Please explain this aspect of the Fund's investment strategy in Plain English in the applicable sections of the Registration Statement.

11. The disclosure states that in order to determine whether a particular investment is tied economically to Latin America, an investment would have to meet at least one of several criteria, including whether an investment is included in an index representative of a particular country in Latin America or the Latin American region. Please list all of the indices that may be considered for this purpose.

    Furthermore, another factor listed in this section is "whether the investment is exposed to the economic fortunes and risks of a particular country in Latin America or the Latin American region." Please note that the requirement, as stated in the adopting release for Rule35d-1, is not intended to be a "catch-all" and registrants should clearly state all of the criteria that would be considered for making the determination that an investment is tied economically to a particular region.

Page 3

12. The Division of Investment Management has made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.[1] Please review the observations set forth in that letter and revise your disclosure concerning the use and risks of derivatives.

    In various places in the Registration Statement, it is disclosed that the Fund may purchase and sell a variety of derivatives instruments. In these sections and in the sections discussing the Fund's investment strategy, please specifically describe the Fund's use of derivatives in a manner customized to proposed Fund operations. For example, on page 17 the disclosure states that "[u]nder normal conditions, no more than [25%] of the Fund's total assets will be in hedging or speculative "positions," which is deemed to include short sales and derivatives, such as options, swaps and futures contracts." Please include such disclosure in the "Policies" section of the Prospectus Summary. Similarly, on page 18, the disclosure states that the Fund intends to limit the notional amount of total return swaps to a certain percentage of Fund assets.

    Furthermore, instead of including a non-exhaustive list of derivative products that the Fund may invest in, please identify the principal derivative instruments to be used and disclose their investment purposes. For example, the Registration Statement discloses that

[1] *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

the Fund may buy or sell credit protection under credit default swaps, both for hedging and speculative purposes, invest in LCDX ("Loan-Only Credit Default Swap Index"), that the fund may employ currency hedges (either in the forward or option markets), seek to boost income by engaging in option writing and by using swaps. Please explain in your response if OTC derivatives are part of the Fund's principal strategy Please revise the generic "Derivatives Risk" disclosure in the "Investment-Related Risks" section on page 8 of the Summary Prospectus in light of the foregoing.

13. Please disclose the Fund's anticipated use of short sales and securities lending in a paragraph that is separate from the description of other derivative products. Disclose the Fund will not make a short sale if, after giving effect of such short sale, the market value of the securities sold short exceeds 25% of the value of its total assets, excluding short sales "against the box" for this purpose (as disclosed on page 34).

14. The disclosure also states that the Fund will include "effective leverage" for the purposes of complying with the Fund's 33.3% leverage limitation, excluding from the calculation covered calls. Please clarify for the Staff if the policy is to include in the calculation derivative instruments that are otherwise covered by the Fund by the segregation of liquid assets for Section 18 purposes. Please also explain how the Fund determines the "effective leverage" that is built into a particular derivative product. See Comment 5 above regarding treatment of derivative instruments for the purposes of the Fund's 80% Policy.

    Please explain in your response whether "effective leverage" will be taken into account for the purposes of calculating the Management Fee. We may have additional comments.

15. Please disclose in the "Investment Objective and Policies" section, to the extent applicable, that the Fund's principal investments include zero-coupon securities, collateralized loan or debt obligations (and specify what tranche the Adviser intends to target), loan participations, and defaulted or partially-defaulted securities as principal investments.

16. If part of the principal investment strategy, please disclose that the Fund intends to invest in certain "passive foreign investment companies" and explain in the appropriate sections the tax risks associated with such investments.

Page 4

17. In the paragraph describing the terms of the Expenses Limitation Agreement, please disclose all of the required conditions for recouping waived expenses that are set forth in footnote 8 to the Fee Table: (a) that the Adviser will not seek reimbursement if the distribution rate at the time of such reimbursement is less than the rate at the time of waiver, and (b) that such recoupment may not cause "Other Expenses" to exceed a percentage of the quarter-end value of the Fund's gross assets during the fiscal year.

Page 6

18. In the "Conflicts of Interest" subsection, it is disclosed that the Fund's officers will face conflicts in the allocation of investment opportunities among the Fund and other investment accounts advised by or affiliated with the Adviser. Please disclose that in the absence of exemptive relief by the SEC, the Fund will be substantially limited in its ability to co-invest in privately negotiated transactions with accounts that are advised or affiliated with the Adviser.

Page 8

19. Please revise the generic "Derivatives Risk" disclosure in the "Investment-Related Risks" section in light of Comment 12 above. Similarly, add appropriate disclosure or risks associated with investments identified as principal per Comment 15.

20. Please add risks disclosure regarding risks posed by investments in emerging markets and in small capitalization companies.

## Use of Proceeds

Page 13

21. The disclosure states that the Fund will invest net offering proceeds "as soon as practicable after receipt." If the Adviser expects the investment period to exceed three months, reason for such delay should be explained. To the extent that the Fund has not invested net proceeds in accordance with its investment objectives within six months, the Fund will be required to seek shareholder consent to change its investment objectives. Please revise the disclosures in the section accordingly.

22. It is stated that the Fund's distributions during the initial period (pending investment of net proceeds in accordance with the Fund's investment policies) may constitute a return of capital. Please include a clarification that a return of capital to shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. See Comment 7 above.

## Investment Objective, Policies and Strategies

Page 14

23. The disclosure explains that, to the extent that the Fund invests in investment companies that are affiliates of the Fund, the Adviser will rebate such fees back to the Fund such that shareholders pay only one layer of fees. Does the rebate apply to fees received by affiliates of the Adviser? Please confirm that all such fees are included, without any reductions to reflect the rebate, under Acquired Fund Fees and Expenses in the Fee Table.

**Risks**

Page 38

24. Please add country specific risk disclosure to the extent the Fund's investments in a particular country (or countries) would create a principal risk exposure for the Fund.

**Plan of Distribution**

Page 71

25. The section explains that shareholders whose shares are repurchased in a Repurchase Offer may exchange those shares for the same share class of any other closed-end fund managed by the Adviser or its affiliates or any series within Highland Funds I or Highland Funds II. Please explain in this section whether sales charges may apply to such exchanges or if they will be waived. Further, please explain how such shareholders will be treated with respect to any holding periods for the purposes of calculating any contingent deferred sale charges.

Page 73

26. With respect to Class A shares, it is stated that a shareholder may be able to buy shares without the application of a sales charge under certain circumstances, including when the shareholder is purchasing shares through the Find's Adviser. Please clarify whether the shareholder has to be a paying advisory client in order to benefit from this arrangement. What other requirements must be met?

Page 74

27. The disclosure states that the Adviser and/or the Distributor may, from time to time, "at their own expense out of revenues received from the Fund and/or its own financial resources," make additional cash payments to broker-dealers to incentivize sales of Fund shares. Please revise the language to explain that such payments may be made out of "legitimate" profits, not simply out of revenues received from the Fund.

**Statement of Additional Information**

**Repurchases and Transfers of Shares**

Page S-10

28. The section explains that the Fund may require repurchase of a shareholder's shares if, among other situations, the "continued ownership of the shares may be harmful or injurious to the business or reputation of the Fund or may subject the Fund or any shareholders to an undue risk to adverse tax or other fiscal consequences." Please explain in your letter the specific circumstances under which the Fund may require a repurchase and provide your detailed analysis as to whether such repurchases are consistent with the

provisions of the Investment Company Act of 1940 and not an impermissible anti-take over provision.

## **Management of the Fund**

Page S-13

29. Please disclose whether the Fund has at least one "audit committee financial expert."

## **Investment Advisory and Other Services**

Page S-16

30. The section contains a reference to "Underlying Funds," which is not a term that is defined elsewhere in the Registration Statement. Please revise the disclosure.

## **Allocation of Brokerage**

Page S-18

31. Please disclose that any research or other benefits received by the Adviser from a broker-dealer, for transactions where the Fund will be "paying-up", will qualify for the safe harbor provisions under Section 28(e) of the Securities Exchange Act of 1934.

\* \* \* \* \* \*

We may have additional comments on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- · the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-6908.


Sincerely,

Asen Parachkevov
Attorney Adviser